

14048017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington

SEC FILE NUMBER
8- 29565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11811 North Freeway, Suite 900

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Houston   Texas   77060

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrester   281-847-8422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP

(Name – if individual, state last, first, middle name)

11550 Fuqua, Suite 475   Houston   Texas   77034

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Larry Forrester_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__First Financial Securities of America, Inc._____ , as
of ___December 31_____ , 20 _13___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

JULIE M. MCKENZIE
Notary Public, State of Texas
My Commission Expires
June 09, 2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2013 and 2012

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS



Ham, Langston & Brezina LLP

Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of First Financial Securities of America, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the independent accountants' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the independent accountants consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

-1-

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 27, 2014

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

ASSETS	2013	2012
Current assets:		
Cash and cash equivalents	$ 832,470	$ 804,575
Restricted cash	10,000	10,000
Commissions receivable	76,373	160,464
Receivables, related parties	–	9,232
Prepaid expenses	75,474	67,967
Total current assets	994,317	1,052,238
Capital lease assets, net	1,630	3,804
Total assets	$ 995,947	$1,056,042

LIABILITIES AND SHAREHOLDER'S EQUITY

	2013	2012
Current liabilities:		
Current portion of capital lease obligation	$ 2,011	$ 2,461
Accounts payable and accrued expenses	37,206	64,328
Accounts payable, related party	147,095	85,337
Deferred tax liability	358	986
Income taxes payable to Parent	37,877	71,466
Total current liabilities	224,547	224,578
Capital lease obligation, net of current portion	–	2,011
Total liabilities	224,547	226,589
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	759,400	817,453
Total shareholder's equity	771,400	829,453
Total liabilities and shareholder's equity	$ 995,947	$1,056,042

The accompanying notes are an integral
part of these financial statements.

-3-

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commission revenue	$ 916,289	$1,210,229
Expenses:		
Overhead expense reimbursement - related party	427,706	488,034
Service fee - related parties	300,000	300,000
Amortization	2,174	2,173
Sales commissions	178,022	150,959
Licenses and fees	70,156	68,388
Education and training	165	2,763
Taxes	6,798	9,778
Consulting fees	16,389	15,415
Other operating expenses	7,149	16,465
Total expenses	1,008,559	1,053,985
Net (loss)/income before income taxes	(92,270)	156,244
Provision (benefit) for income taxes:		
Current	(33,589)	55,224
Deferred	(628)	(532)
	(34,217)	54,692
Net (loss)/income	$ (58,053)	$ 101,552

The accompanying notes are an integral
part of these financial statements.

-4-

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
for the years ended December 31, 2013 and 2012

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2011	$ 1,000	$ 11,000	$ 715,901	$ 727,901
Net income	-	-	101,552	101,552
Balance, December 31, 2012	1,000	11,000	817,453	829,453
Net loss	-	-	(58,053)	(58,053)
Balance, December 31, 2013	$ 1,000	$ 11,000	$ 759,400	$ 771,400

The accompanying notes are an integral
part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net (loss)/income	$ (58,053)	$ 101,552
Adjustments to reconcile net(loss)/income to net cash		
provided by/(used in) operating activities:		
Amortization	2,174	2,174
Deferred tax benefit	(628)	(532)
Changes in:		
Commissions receivable	84,091	(22,209)
Receivables, related parties	9,232	(447)
Prepaid expenses	(7,507)	4,427
Accounts payable and accrued expenses	(27,122)	(180,178)
Accounts payable, related party	61,758	14,660
Income taxes payable to Parent	(33,589)	55,224
Net cash provided by/(used in) operating activities	30,356	(25,329)
Cash flows from financing activities:		
Payments on capital lease obligations	(2,461)	(2,232)
Net cash used in financing activities	(2,461)	(2,232)
Net decrease in cash and cash equivalents	27,895	(27,561)
Cash and cash equivalents, beginning of year	804,575	832,136
Cash and cash equivalents, end of year	$ 832,470	$ 804,575
Supplemental disclosures of cash flow information:		
Interest paid	$ 332	$ 562
Income taxes paid	$ -	$ -

The accompanying notes are an integral
part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

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1. **Description of Business**

   First Financial Securities of America, Inc., (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Revenue Recognition

   Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

   Allowance for Doubtful Accounts

   The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2013 and 2012, there was no allowance as management believes all accounts are collectible.

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

   Capital Lease Assets

   Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

2. **Summary of Significant Accounting Policies, continued**

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2013, approximately $454,000, or 50%, and $303,000, or 33%, of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2013, approximately $21,000, or 27%, and $38,000, or 49%, of commissions receivable were from two sponsors of variable annuity products.

For the year ended December 31, 2012, approximately $635,000, or 52%, and $302,000, or 23%, of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2012, approximately $119,000, or 74%, and $24,000, or 15%, of commissions receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between US GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company currently follows Accounting Standards Codification ("ASC") 740-10, *"Accounting for Uncertainty in Income Taxes, an Interpretation of FAS No. 109"*, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. ASC 740-10 also provides guidance on the derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of and for the year ended December 31, 2013, the Company did not recognize any interest or penalties related to any unrecognized tax positions.

With few exceptions, the Company is no longer subject to United Stated federal income tax or state income tax examinations for years before 2009.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

2. **Summary of Significant Accounting Policies, continued**

Fair Value of Financial Instruments, continued

The Company follows the guidance promulgated by ASC 820-10, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Recently Issued Accounting Pronouncements

In November 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, "*Income Taxes* (Topic 740): *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tex Credit Carryforward Exists.*" ASU No. 2013-11 states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for reporting periods beginning after December 15, 2013. For nonpublic entities, the amendments are effective for reporting periods beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect this new guidance to have a material effect on the financial position or results of operation of the Company.

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, "*Comprehensive Income* (Topic 220): *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*" ASU No. 2013-02 requires organizations to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income – but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. It also requires cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 15, 2012 for public entities and effective for annual periods ending after December 15, 2013 for non-public entities. The adoption of this new guidance did not have a material effect on the financial position or results of operation of the Company.

3. **Deposit With Clearing Organization**

The Company has an agreement with Southwest Securities, (the "clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000, at both December 31, 2013 and 2012, be maintained by the Company. The balance is reflected as restricted cash on the statements of financial condition.

---

4. Income Taxes

For the years ended December 31, 2013 and 2012, the current income tax benefit of $33,589 and income tax expense of $55,224, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax liability of $358 and $986, at December 31, 2013 and 2012, related primarily to accelerated amortization and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of income for the years ended December 31, 2013 and 2012.

5. Related-Party Transactions

At December 31, 2013 and 2012, the Company had income taxes payable to its Parent of $37,877 and $71,466, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2013 and 2012, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income. During the years ended December 31, 2013 and 2012, the Company reimbursed FFC $427,706 and $488,034, for general operating costs. As of December 31, 2013 and 2012, the Company owed $147,095 and $85,337 for its allocations of general operating expenses under the agreement. Amounts owed bear no interest and are included in accounts payable, related party, in the accompanying statements of financial condition.

At December 31, 2013 and 2012, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense of $180,000 during the years ended December 31, 2013 and 2012 for these administrative services, which is included in service fee expense in the accompanying statements of income.

As of December 31, 2013 and 2012, the Company had accounts receivable of $0 and $9,232 from the Parent. The balances represent allocations of general operating expense reimbursements.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2013 and 2012, the Company had net capital of $648,090 and $646,925 which is $598,090 and $596,925 in excess of the net capital requirement of $50,000. At December 31, 2013 and 2012, the Company's ratio of aggregate indebtedness to net capital was 0.31 and 0.35 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS, continued

7. **Exemption From Rule 15c3-3**

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

8. **Subordinated Liabilities**

The Company had no subordinated liabilities during the years ended December 31, 2013 and 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. **Capital Lease**

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2013 and 2012:

	2013	2012
Office equipment, at cost	$ 11,411	$ 11,411
Less accumulated amortization	(9,781)	(7,607)
	$ 1,630	$ 3,804

Future minimum lease payments for the above assets under capital leases at December 31, 2012 are as follows:

December 31,

2014	$ 2,096
Total minimum obligations	2,096
Interest	85
Present value of net minimum obligations	$ 2,011
Current portion of obligation	$ 2,011
Long-term portion of obligation	$ -

10. **Subsequent Events**

Subsequent events have been evaluated through February 27, 2014, which is the date the financial statements were available for issuance.

SUPPLEMENTARY INFORMATION



Ham, Langston & Brezina LLP

Certified Public Accountants

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued
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A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Pham, Langston + Regina, L.L.P.

Houston, Texas
February 27, 2014

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2013
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 771,400
Nonallowable assets:	
Commissions receivable (net of payables)	46,202
Capital lease assets, net	1,630
Prepaid expenses and other assets	75,478
Total nonallowable assets	123,310
Net capital before haircuts on security positions	648,090
Haircuts on security positions	–
Net capital	648,090
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 598,090
Aggregate indebtedness	$ 194,380
Ratio of aggregate indebtedness to net capital	0.30

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on February 4, 2014 as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 650,447	$ 222,190
Post closing adjustments:		
Increase in accrued expenses	(2,357)	2,357
Per above	$ 648,090	224,547
Commissions payable - nonallowable		30,167
Total aggregate indebtedness		$ 194,380

The accompanying notes are an integral
part of these financial statements.

-14-



Ham, Langston & Brezina LLP

Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries; noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type noting a difference of $1,465 in the revenue reported on Form SIPC-7 when compared to total calculated revenue per the supporting schedule of revenue deposits by carrier;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments noting a difference of $1,465 in the revenue reported on Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 27, 2014

Ham, Langston & Brezina L.L.P. | 11550 Fuqua, Suite 475, Houston, TX 77034 | 281-481-1040 | www.hlb-cpa.com